Filed by Univest Corporation of Pennsylvania
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Fox Chase Bancorp, Inc. (Commission File No.: 000-54025)

The following is a transcript of an investor call that took place on December 9, 2015. This transcript was prepared by a third party and has not been independently verified by Univest Corporation of Pennsylvania (“Univest”) or Fox Chase Bancorp, Inc. (“Fox Chase”) and may contain errors.

Forward-Looking Statements

The information included herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Univest and Fox Chase, or other effects of the proposed merger on Univest and Fox Chase. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this transcript, and neither Univest nor Fox Chase undertakes any obligation to update any forward-looking statements contained in this transcript to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Univest and Fox Chase with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of Univest and Fox Chase; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It

Univest intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger, which will include a prospectus for the offer and sale of Univest common stock as well as the joint proxy statement of Fox Chase and Univest for the solicitation of proxies from their shareholders for use at the meetings at which the merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF UNIVEST AND FOX CHASE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE

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JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement-prospectus, as well as other filings containing information about Univest and Fox Chase, may be obtained at the SEC’s website at http://www.sec.gov. In addition, copies of the joint proxy statement-prospectus can also be obtained free of charge by directing a request to Univest Corporation of Pennsylvania, Univest Plaza, 14 North Main Street, Souderton, PA 18964, attention: Corporate Secretary (215.721.8397), or from the “Investor Relations” section of Univest’s web site at http://www.univest.net; or to Fox Chase Bancorp, Inc., 4390 Davisville Road, Hatboro, Pennsylvania 19040, attention: Roger S. Deacon, (telephone 215-775-1435).

Univest, Fox Chase, and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from shareholders of Univest and Fox Chase in connection with the proposed merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the joint proxy statement-prospectus relating to the merger. Information concerning Univest’s directors and executive officers, including their ownership of Univest common stock, is set forth in its proxy statement previously filed with the SEC on March 19, 2015. Information concerning Fox Chase’s directors and executive officers, including their ownership of Fox Chase common stock, is set forth in its proxy statement previously filed with the SEC on April 10, 2015. Shareholders may obtain additional information regarding interests of such participants by reading the registration statement and the joint proxy statement-prospectus when they become available.

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CORPORATE PARTICIPANTS

Jeff Schweitzer Univest Corporation—President and CEO

Tom Petro Fox Chase Bancorp—President and CEO

Mike Keim Univest Corporation—President Univest Bank & Trust and Acting CFO

CONFERENCE CALL PARTICIPANTS

Michael Perito Keefe, Bruyette and Woods—Analyst

Chris Reynolds Neuberger Berman—Analyst

Brian Hagler Kennedy Capital—Analyst

Rachel Ioconiani Fox Chase—Employee

Darrell Berger WNPV Radio

Sachin Shah Albert Fried & Co.—Analyst

PRESENTATION

Operator

Good morning and welcome to the Univest and Fox Chase conference call. All participants will be in listen-only mode. (Operator Instructions). Please note this event is being recorded.

I would now like to turn the conference over to Jeff Schweitzer, President and CEO of Univest Corporation. Please go ahead, sir.

Jeff Schweitzer—Univest Corporation—President and CEO

Thank you, Andrew. Good morning and thank you to all of our listeners for joining us this morning. I am Jeff Schweitzer, President and CEO of Univest Corporation, and I am joined this morning by Mike Keim, President of Univest Bank & Trust and our Acting Chief Financial Officer, Tom Petro, President and CEO of Fox Chase Bancorp, and Roger Deacon, Chief Financial Officer of Fox Chase, and our future Chief Financial Officer pending closing of the acquisition.

Before we begin we remind everyone of the forward-looking statements disclaimer. Please be advised that during the course of this conference call management may make forward-looking statements that express management’s intentions, beliefs or expectations within the meaning of the Federal securities laws. Univest and Fox Chase’s actual results may differ materially from those contemplated by these forward-looking statements. I will refer you to the forward-looking cautionary statements in our presentation and in our SEC filings.

The acquisition of Fox Chase is a very exciting transaction for Univest. It combines two high-performing organizations with similar cultures in the desirable Southeastern Pennsylvania market. Pro forma for the acquisition, Univest will be the largest super community bank by deposit market share in the combined desirable markets of Bucks, Montgomery and Philadelphia counties and the ninth largest bank headquartered in Pennsylvania.

The acquisition of Fox Chase also brings a team of commercial lenders who have been very successful in the middle-market space to supplement our existing commercial banking team. The additional lending capacity of the combined organization will provide opportunities to further deepen the relationships Fox Chase has established. Additionally, although not modeled into the pricing or metrics of the acquisition, we see opportunities to further deepen these relationships through our diversified lines of business by providing wealth management, insurance and mortgage banking solutions to Fox Chase’s customer base.

We believe this acquisition is very attractive to shareholders of both Univest and Fox Chase. Financially the combined organization will have $4 billion in total assets with $2.9 billion of loans and $3.2 billion of deposits. The total purchase price is approximately $244.3 million with a 60/40 stock cash split.

While this equates to 1.34 times Fox Chase’s tangible book value and 23.2 times Fox Chase’s last 12 months earnings, the price of tangible book value if you rightsize Fox Chase’s tangible capital to a core capital level of 8% to 8.5% is in the 1.65 to 1.69 times tangible book value range. The acquisition will be mildly accretive to 2016 earnings per share excluding transaction costs due to the projected timing of the close of early third-quarter 2016 and over 7% accretive to 2017 earnings per share after cost savings are fully implemented.

The tangible book value dilution is 5.4% and assumes all merger costs occur at closing and is earned back in less than five years.

Merger charges for the acquisition are projected to be $20 million with a large portion being related to severance and data processing. We have modeled 44% cost savings which were identified and agreed to with the leadership of Fox Chase. Additionally given some overlap of branches in our combined market, there is further opportunity for cost saves from potentially consolidating certain locations although this has not been modeled into the 44% cost saves.

Whenever we consider an acquisition target the first thing we determine is if the target is a cultural fit. In Fox Chase we believe we have found a very strong cultural fit. There was not a meeting Tom and I had where we did not discuss culture and how we did business and took care of our four publics, our customers, our employees, our communities and our shareholders. Because of that strong fit, we are excited to not only have Tom but two other Fox Chase directors to be named later join the Univest Board of Directors.

Additionally with Mike Keim’s promotion to Bank President in October, we were looking for a Chief Financial Officer so Mike can focus on growing the bank and we are thrilled to have Roger Deacon join us as our CFO upon closing of the acquisition.

Another part of culture is how you do business and in looking at Fox Chase’s lending process and the type of deals they do, we see a lot of similarities and are excited to bring the lending team over along with Fox Chase’s Chief Lending Officer, Mike Fitzgerald, to manage the Fox Chase lending team within Univest.

In the end it comes down to people and when there is a strong cultural fit as we have with our two organizations, the employees, our most valuable asset, will feel comfortable and will realize the value of the combination.

We performed significant due diligence over the past eight weeks including utilizing the assistance of a third party to review the commercial loan portfolio. This is the same group we utilized to perform the due diligence on Valley Green Bank when we acquired that organization last year. We feel very comfortable with the loan mark of 1.75% as the portfolio is very clean.

Additionally, we both operate on the same core banking system which minimizes the risks associated with the system conversion. The Southeastern Pennsylvania market is continuing to consolidate and we are very excited to be acquiring a high-performing efficient operation in Fox Chase and welcome the Fox Chase team to the Univest family. At $4 billion in assets and a full suite of products and services, we are confident in our ability to serve the customers in our market and continue to take advantage of the disruption that is occurring.

I will now ask Tom to provide a few thoughts on the acquisition before we open it for questions. Tom?

Tom Petro—Fox Chase Bancorp—President and CEO

Thank you, Jeff, and thank you for joining us today on the call. The Board of Directors and the management team of Fox Chase Bank are excited about the business combination with Univest, the opportunity to combine two strong franchises to create the largest super community bank located in the attractive tri-county region of Southeast Pennsylvania and the ninth largest financial institution headquartered in Pennsylvania. It strengthens market density in our footprint and provides for revenue opportunities through Univest’s noninterest income business lines.

With the addition of Fox Chase Bank’s middle-market and commercial real estate lending teams to Univest’s well-established commercial lending platform, Univest will be well positioned to take advantage of recent market dislocations.

This combination represents a low risk because of highly compatible cultures as Jeff said, good asset quality, and a focus on client satisfaction. We believe that the business processes and philosophies of both banks will allow for a relatively seamless transition for our clients and our employees.

Finally, we believe that the resulting company represents a financially compelling opportunity for stockholders of both companies. With the combination of high EPS accretion and very attractive valuation metrics, we believe there is substantial upside for shareholders of both companies.

That concludes our comments. Operator, please open the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Michael Perito, KBW.

Michael Perito—Keefe, Bruyette and Woods—Analyst

Good morning, everybody. Maybe a question just starting with you, Jeff. So I mean Valley Green closed on the first of this year, this one will close mid next year. It looks like the earn back on both transactions is pretty similar, maybe a nudge over 4.5 years. But I am sure each deal has had their unique merits. Can you talk maybe about what made this deal — what are the highlights of this deal that you think make it work, the price that you guys paid?

Jeff Schweitzer—Univest Corporation—President and CEO

Sure, Mike. When we look at transactions, there’s four criteria we look at. First is culture fit and I will tell you that is a huge part of it. When I talked in my comments about making sure that the employees are comfortable and it is more of a seamless transition, that is a huge part of making a transaction successful and we saw that with Valley Green. We had a strong fit there, a growing organization. It continues to grow double digits and has performed very well for us and we see that also in Fox Chase.

It is a high-performing organization, it is an efficient organization, how we serve customers, how we go to market is very similar and we see a lot of similarities in our processes and how we do business. And that really is what makes it attractive to us when we look at modeling out the transaction we feel that with the culture fit that we have, we know the markets we are in, we do similar types of deals, we don’t actually overlap with each other, we are in different parts of the counties that we are in which is a very nice add. And in this day and age that we are in bringing over a strong commercial lending team is very valuable. Everybody is trying to get strong commercial lenders and Fox Chase has proven to be extremely successful in that middle market space.

So all of those together made the transaction a very attractive one. When you look at the metrics that we paid for it, a lot of people focus on, there are different things you could look at, the book value dilution, price to book, earnings is still a big piece of that and over 7% accretion in 2017 makes this a very attractive deal for our shareholders from our perspective and as Tom said, there should be a lot of upside for shareholders of both companies.

Michael Perito—Keefe, Bruyette and Woods—Analyst

Great, thanks. Another high level question. As you kind of look at all of the moving pieces in your markets and obviously there are quite a few, I mean you have a couple of major players that were taken out which we have talked about quite a bit and now you have your own deal with Fox Chase.

What do you think the market can expect in terms of what Univest, Valley Green, Fox Chase all under one roof can really start producing in 2017 and beyond in terms of profitability metrics, loan growth, etc.?

Jeff Schweitzer—Univest Corporation—President and CEO

I think if you look in the deck, we put some metrics for 2017 instead of hammering in on one number, greater than 1% ROA, 62% efficiency ratio which our efficiency ratio is always a little higher because of the diversified lines of business. We are very focused on making this an efficiently run organization and executing. We will be of a size and a capacity that we can obviously do bigger deals than we have historically on both sides, which will help us further deepen relationships with customers but we will be able to compete with both the big and the small.

As Mike Keim, our President of the Bank, always says, we have big bank capabilities with local decision-making and local service and I think that will be a differentiator for us going forward.

So mid- to high single digits on loan growth going forward. You’ve got to remember the economy is still not growing by gangbusters so if we can do mid- to high single digits on loan growth, that is pretty much what we are doing this year, that is what Fox Chase has been doing this year and Valley Green has been growing double digits because they are in Philadelphia where the market is a little bit hotter. I think when you combine the three of us, you should be able to expect that going forward.

Michael Perito—Keefe, Bruyette and Woods—Analyst

Great, thanks. And then just one more question. On the capital outlook, you guys still actually are obviously well capitalized pro forma for when this deal closes. Outside of the organic growth which you just mentioned, I guess can you maybe just refresh us on where the capital priorities lie going forward post Fox Chase?

Jeff Schweitzer—Univest Corporation—President and CEO

Sure. You could always look at us, our tangible goal is around 8%. We do want to always have some dry powder especially when you look at the diversified lines of business. It is a lot easier to acquire talent especially in insurance by doing an acquisition than necessarily by hiring. It is a lot harder to hire people in the insurance area and in wealth management. So we will continue to be opportunistic on acquisition opportunities in those diversified lines of business to start to build our mix of revenue and earnings back to that 60/40, which was our target before we bought Valley Green and now Fox Chase, which are loan and deposit type of institutions. So that skews our metrics but long-term we still want to get back to that more diversified mix of earnings.

Michael Perito—Keefe, Bruyette and Woods—Analyst

And on the insurance side, is that something where will you be able to cross sell Fox Chase as currently constructed or will you need to add talent in their kind of region? Is that something that is done locally, can you just maybe elaborate on that a little bit?

Jeff Schweitzer—Univest Corporation—President and CEO

Yes, we cover this whole market with insurance. We’ve got operations in Souderton, Lansdale, down in West Chester that I mean actually we are licensed in 26 states so we don’t need to necessarily add capacity to serve the Fox Chase clients to the extent that we are successful in doing that. We have the capacity in house to be able to handle that.

Michael Perito—Keefe, Bruyette and Woods—Analyst

Perfect. Thank you for taking my questions. I appreciate it.

Operator

Chris Reynolds, Neuberger Berman.

Chris Reynolds—Neuberger Berman—Analyst

Good morning and congratulations on the transaction. You touched in the previous question about diversified lines of business so pro forma for the combination, what percentage of your earnings will be coming from your diversified lines of business?

Jeff Schweitzer—Univest Corporation—President and CEO

We are about 30% after closing the transaction with the goal of building that back up over time to get to the 60/40.

Chris Reynolds—Neuberger Berman—Analyst

Okay, okay. Second question, can you just comment on your dividend policy and stock repurchase as well as capital ratios pro forma for the transaction, will this have any material impact on your dividend in particular?

Jeff Schweitzer—Univest Corporation—President and CEO

No, we will continue to keep the dividend — subject to Board approval, of which I’m pretty confident at this point — we will keep the dividends at the $0.80 that it is currently. Going forward, it is all part of capital management as to timing of potentially raising that dividend in the future but this will have no impact on the dividend as it currently stands.

Chris Reynolds—Neuberger Berman—Analyst

Okay, thank you. Terrific.

Operator

Brian Hagler, Kennedy Capital.

Brian Hagler—Kennedy Capital—Analyst

Good morning. Sorry if I missed this earlier but was there any discussion about initial thoughts on what you may do at the branches in South Jersey?

Jeff Schweitzer—Univest Corporation—President and CEO

We haven’t discussed that so that is a good question, Brian. We will maintain a presence in South Jersey. There is a good commercial lending team in South Jersey that we are excited to bring on board and we think there is still opportunity down there to grow that book of business. Whether that is one, two or three locations is to be determined. Now that this is public we can get into a little more detail looking at specific locations but we will maintain a presence in South Jersey.

Brian Hagler—Kennedy Capital – Analyst

Okay, great. And then one follow-up question on slide 13 where you show the combined results for the Company and the projections for 2017, you are showing a 10.7 times earnings multiple which implies about $1.85 of earnings. And just looking at consensus estimates for your Company before this acquisition, they were right around that range. Is that just conservatism or where does this 7% earnings accretion come into effect?

Jeff Schweitzer—Univest Corporation—President and CEO

Yes, at this point in time I would look at it as — erring to the side of being slightly conservative.

Chris Reynolds—Neuberger Berman—Analyst

Great, appreciate it.

Operator

[Rachel Ioconiani], Fox Chase.

Rachel Ioconiani—Fox Chase—Employee

Actually the person before me did answer the South Jersey question but I do have a question about layoffs. Is there any idea of a percentage of how many Fox Chase employees may get laid off during the merger?

Tom Petro—Fox Chase Bancorp—President and CEO

Hi, Rachel, this is Tom Petro and good to hear you today. Thank you for joining us. The expectation is that there will be as we consolidate, elimination of positions in Fox Chase but there will also be opportunities created inside of the Univest organization and in anticipation of this pending transaction, Univest has actually have a hiring freeze on for some time preparing to have opportunities available for Fox Chase employees.

Rachel Ioconiani—Fox Chase—Employee

Okay. Thank you very much.

Operator

[Darrell Berger], WNPV Radio.

Darrell Berger—WNPV Radio

At the risk of sounding uninformed, I would like to ask Mr. Schweitzer and then I have a couple of follow-ups for Mr. Petro — but what does the term super community bank mean and what should that mean to your clients?

Jeff Schweitzer—Univest Corporation—President and CEO

If you think of a super community bank, we are located in the communities that we serve and we are of a size and capacity to basically serve both large and small customers. It is a term that was kind of coined — you have your community banks which are probably $500 million and below, a little bit smaller; the super community banks are more in that $1 billion to $10 billion, $1 billion to $20 billion range with the products and capabilities to really go up against the large mega banks but with the local decision-making, local service, attention to customer of a community bank.

Darrell Berger—WNPV Radio

Is this — and Jeff I will ask you this question — is this the branch locations extend you into Eastern Montgomery County now?

Jeff Schweitzer—Univest Corporation—President and CEO

It does, it does. There is — the one thing that is attractive to Fox Chase although there are a couple of overlaps, it gives us more presence in Philadelphia, it gives us the location in Chester County which is exciting because that is one area that we have been growing in with everything but consumer banking. And then it actually fills in our footprint in Montgomery County and Bucks County where we didn’t have some key locations in some key communities that we weren’t serving, this gets us into those.

Darrell Berger—WNPV Radio

And I guess this is just one quick follow-up with you, Jeff, this also extends you then into South Jersey. So do you consider your footprint extended into South Jersey with this deal?

Jeff Schweitzer—Univest Corporation—President and CEO

Yes. I mean as I said a couple of questions ago, we will continue to maintain a physical presence in South Jersey, there is a strong commercial team in South Jersey, we see opportunities a lot of our customers obviously vacation in South Jersey and we look forward to continuing to grow that market into the future.

Darrell Berger—WNPV Radio

So you would expect to keep those branches open or maybe or maybe not, to be decided?

Jeff Schweitzer—Univest Corporation—President and CEO

Whether it is one, two or three is to be determined but we will have a physical presence.

Darrell Berger—WNPV Radio

Got you. For Mr. Petro, I was just wondering to what extent is this a reflection of the pressure of the economic realities now for bankers under Dodd-Frank and how difficult it is for smaller community banks to keep going?

Tom Petro—Fox Chase Bancorp—President and CEO

Certainly the regulatory pressure that has come out of Dodd-Frank has impacted banks of all sizes and that is certainly true for us and been reflected frankly with Univest as well. That really was not the principal driver of this. The principal driver is the opportunity to bring together two very compatible cultures with two very similar strategic focuses into what would be I think a regional powerhouse.

Darrell Berger—WNPV Radio

And Jeff, just one more follow-up if I could. You talked about blending some of the management team from Fox Chase, does that strengthen the organization significantly?

Jeff Schweitzer—Univest Corporation—President and CEO

Absolutely. People and talent is the most important part of any organization and bringing Roger on as our CFO, I think he is just what we are going to need going forward. I’ve known Roger for a number of years I think he will be a very good fit for our organization.

Bringing Mike Fitzgerald and his lending team on board is huge I think he helps provide us additional strength in the commercial lending team which is tough to come by these days frankly and provides us additional plans for the future to continue to grow. So blending that team and also bringing Tom on the Board I think is a real nice add for us. It is tough to find people who understand and are willing to serve community bank boards these days because of the regulations and the personal liability that you have. So bringing on really qualified Board members to help us drive the strategy of this organization going forward is a really big add too.

So across the board I think we are enhancing our talent. We are already a high-performing organization with a lot of great people at Univest and the more we can add to that the better off we will be into the future.

Darrell Berger—WNPV Radio

Great. Thanks so much.

Operator

Sachin Shah, Albert Fried.

Sachin Shah—Albert Fried & Co.—Analyst

Good morning. I might have missed this but just wanted to get a quick background of how this deal came about and then just comment on the regulatory approval process. I think that you guys are expecting this deal to close third quarter of 2016 so just want to make sure just understood some of the regulatory approvals. Thank you.

Jeff Schweitzer—Univest Corporation—President and CEO

Sure. I have known Tom for a number of years now and my predecessor in my position and our bank has known Fox Chase and Tom and his management team for a number of years. So you always keep in touch with people and as we are looking out, we have an organic strategy supplemented by acquisitions where we see opportunities to fill in and add to and enhance the franchise.

And Tom and I got talking and we saw that there was a very strong fit in how we did business, we saw what our combined organizations could be in this environment and we both got pretty excited about it and our Boards got very excited about it. As Tom said in his comments, the combination of this is a pretty powerful player in this region and we are excited about what that can do for all four of our publics, our employees, our customers, our communities and our shareholders going forward.

So the more you talk and the more you spend time together and understand how you do business, how you serve customers, how you go to market, the types of deals you do, it just became a more compelling argument that we you are stronger together than we are individually.

Creating a $4 billion super community bank in this region is a very exciting thing to be doing at this time.

With respect to regulatory approvals, we will start that process now that this is public. We have already had conversations with our regulators, they were aware of this, we see this hopefully being a smooth process and closing early third quarter. We have to obviously go through that process, submit our applications, get shareholder votes in but there is nothing interesting about the process, it just is what it is that you have to go through to get approvals.

Sachin Shah—Albert Fried & Co.—Analyst

So just to be clear, the Fed, the FDIC or OCC, is there any state approvals needed? I just want to clarify some of those and just wanted to confirm that Fox Chase can continue to pay its dividend until the deal closes? Thank you.

Jeff Schweitzer—Univest Corporation—President and CEO

We are a Fed State Member bank so it would be Fed, the State, the FDIC. We’ve got to get those approvals and as far as Fox Chase, I will throw that to Tom.

Tom Petro—Fox Chase Bancorp—President and CEO

The terms of the merger agreement allow for Fox Chase Bank to continue to pay our dividends as we have historically in the past.

Sachin Shah—Albert Fried & Co.—Analyst

Great. Thank you very much. Congratulations again.

Operator

(Operator Instructions). Michael Perito, KBW

Michael Perito—Keefe, Bruyette and Woods—Analyst

Thanks for taking my follow-up. I realized I left Mike Keim on my first round so I wanted to ask a couple more financial questions if I could. The timing of the 44% cost saves, is the conversion going to be on the day of close and when should we expect those to kind of fully be in the run rate?

Mike Keim—Univest Corporation—President Univest Bank & Trust and Acting CFO

The run rate first off, the conversion, we are going to be looking to do that early in the fourth quarter basically right after we end the third quarter pending the timeline that Jeff discussed with regard to regulatory and shareholder approval. In terms of the cost saves, they will get fully baked in and they should be in our run rate beginning in 2017.

Michael Perito—Keefe, Bruyette and Woods—Analyst

Okay, great. And then just the $20 million of pretax merger charges, what is a realistic estimate for when those will kind of trickle in? Are they all going to be day one? Are they going to be split over a couple of quarters? What should we be assuming there?

Mike Keim—Univest Corporation—President Univest Bank & Trust and Acting CFO

I would tell you there will be a good chunk that are in the first quarter after closing, Mike, and then kind of the system charges will start to trickle in between a little bit in the first quarter and then primarily in the second quarter post closing.

Michael Perito—Keefe, Bruyette and Woods—Analyst

So you expect all $20 million to be in — or rather out by the end of 2016? So starting I guess asking the question another way, starting in early 2017 the merger charges should largely be done, cost saves should be in and it should be a clean run rate going forward for the combined institution?

Mike Keim—Univest Corporation—President Univest Bank & Trust and Acting CFO

Yes, we intend to execute crisply and therefore that would be the answer to your question is yes. We would be starting 2017 with a clean slate.

Michael Perito—Keefe, Bruyette and Woods—Analyst

Awesome. Thank you, guys.

Operator

(Operator Instructions). Seeing no other questions, this concludes our question-and-answer session. I would like to turn the conference back over to Jeff Schweitzer for any closing remarks.

Jeff Schweitzer—Univest Corporation—President and CEO

Thanks, Andrew. Just thank you to everybody for calling in today and asking your good questions on this transaction. We are extremely excited about this opportunity. As Tom said, the regional player that this creates and given the disruption that is in our market I think there is just a lot of opportunity for the combined Fox Chase Univest organization going forward.

And we have a busy day ahead of us meeting with Fox Chase employees and further communication, so we will get to that but just thank you once again for listening and for your support of the transaction.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.